ADSERO CORP.
2101 Nobel Street
St. Julie, Quebec J3e 1z8

August 29, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: David L. Orlic

Re	Adsero Corp.
Registration Statement on Form S-B2
Filed December 23, 2005 and January 31, 2006 (Amendment No. 1)
File No. 333-30683

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Adsero Corp. (the “Company”) requests the withdrawal of its registration statement (the “Registration Statement”) on Form SB-2 (File No. 333-30683). No securities were sold or will be sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (416) 467-5152.

Very truly yours,
ADSERO CORP.

By: /s/ William Smith
Name: William Smith
Title: Secretary